September 8, 2025

Corey Dias
Chief Executive Officer
Anfield Energy Inc.
2005-4390 Grange Street, Burnaby
British Columbia, Canada, V5H 1P6

       Re: Anfield Energy Inc.
           Amendment No. 1 to Registration Statement on Form 20-F
           Filed September 3, 2025
           File No. 001-42808
Dear Corey Dias:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to the Registration Statement on Form 20-F
Consolidated Financial Statements
Notes to Consolidated Financial Statements
19. Subsequent Events, page 34

1. In response to prior comment 1, you did not retroactively restate the share and per share figures in the consolidated financial statements as of and for the year ended
       December 31, 2024 and 2023, but you revised the disclosures to present the retroactively restated share and per share figures throughout the amendment, including the condensed interim consolidated financial statements as of and for the six months ended June 30, 2025. In order to provide consistent and transparent disclosures to investors, please also revise your consolidated financial statements as of and for the years ended December 31, 2024 and 2023 to present the revised share amounts and per share figures to reflect the Share Consolidation. Refer to SAB Topic
       4.C. for guidance.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 September 8, 2025
Page 2

of action by the staff.

        Please contact Myra Moosariparambil at 202-551-3796 or Steve Lo at 202-551-3394
if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Irene Barberena-Meissner at 202-551-6548 or Daniel
Morris at 202-551-3314 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:    Richard Raymer, Esq.